

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2012

<u>Via E-mail</u>
Pieter van der Harst
Chief Financial Officer
RSB Holdings N.V.
Gustav Mahlerlaan 10
Amsterdam, 1082 PP, The Netherlands

     Re: **RBS Holdings N.V.**
              Form 20-F for the Fiscal Year Ended December 31, 2010
              Filed March 30, 2011
              File No. 001-14624

Dear Mr. van der Harst:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Stephanie L. Hunsaker

              Stephanie L. Hunsaker
              Senior Assistant Chief Accountant